SHARE EXCHANGE AGREEMENT

Dated the 6th day of February, 2024

ZENG LINGZHI (曾玲芝)
("Zeng")

and

U POWER LIMITED
(the "**Subscriber**" or "**U Power**")

THIS SHARE EXCHANGE AGREEMENT is made the 6th day of February, 2024.

AMONGST:

(1) **ZENG LINGZHI (曾玲芝)** (holder of People's Republic of China Resident Identity Card No. 430122198601191827), in her capacity as the beneficial owner of the Company (as defined below), of Room 301B, No. 49, Lane 1200, Quxi Road, Huangpu District, Shanghai (hereinafter "**Zeng**");

and

(2) **U Power Limited** (Company No. SG-377534), a limited company incorporated under the laws of the Cayman Islands, whose registered office address is situated at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106 (hereinafter called **"the Subscriber" or "U Power"**).

WHEREAS:

(A) MATSON (HONGKONG) INDUSTRY CO., LIMITED (美森實業(香港)有限公司) (hereinafter called **"the Company"**) carries on its business as technology development, particulars of which are set out in Schedule 1 (Part A).

(B) Zeng is the legal and beneficial owner of 10,000 ordinary shares of the Company which represents 100% of its entire issued share capital.

(C) U Power is engaged in the business of [battery swapping technology], particulars of which are set out in Schedule 1 (Part B).

(D) As at the date of this Agreement,

(a) The Company has issued a total share capital of HK$10,000 with issuance of a total of 10,000 ordinary shares of HK$1.00 each, all of which are fully paid up.

(b) U Power intends to acquire 26.25% of the entire issued shareholding of the Company through subscribing the newly issued shares which are **3,560** ordinary shares (the "**Matson New Shares**"). After the issuance of Matson New Shares, the Company shall have a total share capital of HK$13,560 with total of 13,560 ordinary shares, which are all fully paid up.

(E) The Company is the sole legal and beneficial owner of certain technologies and patents ("**IP Technology**") as set out in **Annex 1** hereto.

(F) In consideration of Zeng agreeing to procure the Company to issue and allot Matson New Shares in favour of U Power as at Completion (hereinafter defined), U Power agrees to subscribe the Matson New Shares on the terms and subject to the conditions as hereinafter appearing.

1. INTERPRETATION

1.1 In this Agreement including its recitals, unless the context requires otherwise, the following words and expressions shall have the following meanings:-

"**Accountants**" means certified public accountants (practising);

"**Accounts**" means together the Audited Accounts and the Completion Accounts;

"**Audited Accounts Date**" means 31 March 2023;

"**Business Day**" shall be construed as a reference to a day, other than a Saturday, a Sunday or a public holiday, on which licensed banks in Hong Kong are open for business in Hong Kong;

"**Completion**" means completion of the share exchange as specified in Clause 5;

"**Completion Date**" means such other date as Zeng and U Power may mutually agree in writing;

"**Corporate Documents**" means in relation to the Company, all accounting records, books, documents and instruments in relation to the affairs of the Company including, but not limited to, its certificate of incorporation, business registration certificate, register of members, register of directors, register of company secretaries, register of significant controllers, minutes and resolutions of the shareholders and directors for not less than 7 financial years prior to the Completion Date, all un-issued share certificates (if any); common seal (if any) and chop(s); copies of the articles of association; the statutory books; certified Certificate of Change of Name issued by the Companies Registry of the Company; all of which are in Zeng's possession;

"**Disclosed**" means disclosed or deemed to be disclosed as set out in Clause 7.4;

"**Encumbrances**" means mortgage, charge, pledge, lien, security, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind or any other type of agreement having similar effect;

"**HK$**" means the lawful currency of Hong Kong;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**IRD**" means the Inland Revenue Department of Hong Kong;

"**Intellectual Property**" means any intangible property rights including but not limited to trade marks, patents, copyright, designs, plant varieties and the layout design of integrated circuits, whether registered or unregistered;

"**Intellectual Property Ownership**" means the intellectual property more particularly set out in **Annex 1**;

"**Management Accounts**" means the management accounts consisting the income statement, profit and loss accounts and balance sheet of the Company from the last audited date up to the Completion Date, contents of which shall be certified as true and correct by the director of the Company and be delivered to U Power not less than 3 Business Days prior to the Completion;

"**Matson New Shares**" means issuance and allotment of additional **3,560 ordinary share** of HK$1.00 each, representing 26.25% of the entire issued and paid-up share capital of the Company on a fully diluted basis as at the date hereof and the Completion Date;

"**Parties**" means collectively Zeng and U Power and "**Party**" means any of them;

"**Purchase Price**" means the non-monetary consideration which is the issuance of 30,000,000 shares of U Power Limited ("**U Power New Shares**") to Zeng in consideration of allotment of Matson New Shares by the Company to U Power. U Power New Shares shall be issued and allotted to Zeng, with valuation of such U Power New Shares at US$2,625,000;

"**Taxation**" means any liability to any form of taxation, duty, impost, levy, rates or other amount payable by the Company to any revenue, customs or fiscal authorities in Hong Kong and all interest, penalties and charges incidental or relating to the liability thereto payable by the Company to the relevant government authority subject to the provisions of this Agreement and the Deed of Indemnity;

"**U Power Guaranteed Obligations**" means all the agreements, obligations, commitments and undertakings contained in this Agreement on the part of the U Power to be observed and performed;

"**U Power's Solicitors**" means Messrs. Chak & Associates LLP, of Unit 2101, 21/F, Tower 2, Admiralty Centre, Admiralty, Hong Kong;

"**US$**" means the lawful currency of the United States of America;

"**Warranties**" means all or any of the representations, warranties and undertakings given by Zeng in favour of U Power as set out in **Schedule 2**;

"**Zeng Guaranteed Obligations**" means all the agreements, obligations, commitments and undertakings contained in this Agreement on the part of Zeng to be observed and performed;

"**Zeng's Solicitors**" means Messrs.Weng.

1.2 In this Agreement, unless the context otherwise requires, any reference to an "Annex", a "Clause" or a "Schedule" is a reference to an annex, a clause or a schedule to this Agreement and, unless otherwise indicated, a reference to a Clause includes all the sub-Clauses of that Clause.

1.3 In this Agreement, words importing the singular include the plural and vice versa, words importing gender or the neuter include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.4 The headings in this Agreement are for convenience only and shall not affect this Agreement's interpretation.

1.5 The expressions "Zeng" and "U Power" shall, where the context permits, include their respective successors, personal representatives and permitted assigns.

1.6 In this Agreement, references to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provision of their re-enactments (whether with or without modification) and any subordinate legislation made under such provisions.

2. SHARE EXCHANGE

2.1 Subject to the terms of this Agreement, Zeng as sole legal and beneficial owner of all shares in the Company, shall procure the Company to issue and allot Matson New Shares to U Power upon written instruction of U Power's satisfaction on the due diligence review on all aspects of the Company pursuant to Clause 4 and Clause 6. In consideration of the issuance and allotment of Matson New Shares to U Power, U Power shall issue and allot U Power New Shares to Zeng. Both Matson New Shares and U Power New Shares shall be free from Encumbrances and with all rights attaching to it, including all rights to any dividends and other distributions declared, made or paid on or after the date hereof.

(hereafter referred as "**Share Exchange**")

3. CONSIDERATION AND MANNER OF PAYMENT

3.1 The Purchase Price for the Matson New Shares shall be done by way of share exchange of as set forth in Clause 2.

4. CONDITIONS PRECEDENT

4.1 Completion is conditional upon the following conditions being satisfied and/or waived by U Power at or before 1:00 p.m. on the Completion Date:

(a) U Power having completed its due diligence review on the business, financial, legal and other aspects of the Company and having been reasonably satisfied with the results thereof;

(b) Zeng has the full legal capacity, power and authority to procure the Company to issue and allot Matson New Shares to U Power;

(c) delivery of the Audited Report and the Management Account to U Power or U Power's solicitors not less than 3 Business Days prior to the Completion;

(d) at the request of U Power, deliver the Corporate Documents for review and inspection by U Power or U Power's Solicitors within 5 days from the date of request;

(e) delivery of the NSC1 form to U Power's Solicitors not less than 7 Business Days prior to Completion for their review and comment; and

(f) all the representations, undertakings and warranties given by Zeng under this Agreement are and shall remain true, accurate, correct in all material respect up to the Completion.

4.2 U Power may waive both or any of such conditions at any time by notice in writing to Zeng or Zeng's Solicitors.

4.3 If U Power discovers during its due diligence review or become aware of any material misstatement, and/or violation of any Law, regulation, statutory requirements, order, permit or license to which the Company is subject, or if any of the conditions set out in Clause 4.1 shall not have been fulfilled (or waived in accordance with Clause 4.2) at or before 1:00 p.m. on the Completion Date, U Power shall be entitled to:

(a) cancel the transaction under this Agreement and in such event, this Agreement and everything herein contained shall be null and void and of no effect (save for Clauses 6.2, 6.3, 9, 10, 11,

13, 14 and 15) and neither party shall be entitled to claim against the other party for any relief; or

(b) waive the said conditions or any of them and proceed to Completion.

5. COMPLETION

5.1 Completion shall, subject to Clause 4, take place at the office of U Power's Solicitors. At Completion, the business mentioned in Clauses 5.1(a) to 5.1(b) shall be transacted.

(a) At Completion, Zeng shall procure the Company to, against the performance by U Power of its obligations under Clause 5.1(b) :

(i) deliver to U Power the NSC1 form in respect of Matson New Shares duly executed by the Zeng as director of the Company in favour of U Power and/or its nominee(s), accompanied by the relevant share certificate(s) in respect of Matson New Shares;

(ii) cause the appointment of such person(s) as U Power may nominate by giving not less than 2 Business Days' prior notice in writing to Zeng or Zeng's Solicitors all relevant particulars of the new director(s);

(iii) deliver to U Power a written confirmation that the Company is not involved in any litigation from the date of this Agreement up to the date of Completion;

(iv) cause a meeting of the board of directors of the Company to be held to approve the transactions contemplated thereunder, the issuance and allotment of Matson New Shares to U Power, the issuance of a new share certificate for Matson New Shares in the name of U Power and the matters in Clauses 5.1(a)(i) to 5.1(a)(vi) by passing all the relevant board resolutions and deliver to U Power such certified copy of board resolutions of the Company;

(v) deliver to U Power an executed Deed of Indemnity duly executed by Zeng in favour of U Power in respect of the Company's liabilities incurred before Completion in the substantial form set out in Schedule 3; and

(vi) deliver to U Power a certified copy of the register of members with U Power being registered as a member of the Company.

(b) At Completion, U Power shall:

(i) allot and issue U Power New Shares to Zeng or her nominee, and deliver Zeng or her nominee a signed share certificate for the said U Power New Shares;

(ii) deliver to Zeng a copy of board resolutions of U Power approving the issuance and allotment of U Power New Shares to Zeng and the signing and/or execution of this Agreement and all documents appertaining to the Share Exchange; and

(iii) cause a meeting of the board of directors of U Power to be held to approve the issuance and allotment of U Power New Shares to Zeng.

5.2 Notwithstanding anything to the contrary in this Agreement, if U Power should otherwise than by reason of Clause 4.3(a) or by reason of the default of Zeng or the Company fails to complete in accordance with the terms and conditions of this Agreement, Zeng shall be entitled to terminate this

Agreement (provided that Clauses 6.2, 6.3, 9, 10, 11, 13, 14 and 15 shall survive termination) and Zeng shall not take any action to claim for damages against U Power for any further compensation and/or damages and/or specific performance of this Agreement.

5.3 Zeng and U Power agree and confirm that formal completion of Share Exchange herein shall take place provided that if agreed by Zeng and U Power, Completion can be taken place by way of solicitors' undertakings only.

6. DUE DILIGENCE REVIEW PRIOR TO COMPLETION

6.1 To facilitate the carrying out of the due diligence review by U Power, Zeng shall deliver to U Power all documents relating to the Company within 5 days from the date of this Agreement. U Power shall carry out the due diligence review and confirm in writing to Zeng or Zeng's Solicitors whether it is satisfied with the results of such due diligence review prior to the Completion Date. If it is discovered that during the due diligence review that there is any irregularity, Zeng or Zeng's Solicitors shall rectify the same as soon as possible.

6.2 Each Party hereby undertakes with the rest of the Parties that he/it/she will not, save as required by law, divulge the amount of the Purchase Price or any confidential information relating to the Company or of Zeng or of U Power obtained by him/it/her or his/its/her representatives pursuant to this Agreement to any person other than his/its/his own officers, employees or professional advisers on a "need-to-know" basis.

6.3 In the event of this Agreement ceasing to have effect, U Power undertakes to return to Zeng all information and documents concerning the Company and those other information and documents which have been provided to U Power in connection with this Agreement and also undertakes not to use any such information gained by it to further itself in its trade or to the detriment of the Company and/or Zeng unless such information had already been known to U Power before the date of this Agreement or had become or subsequently becomes public knowledge other than by reason of any act or default of U Power, its advisers or employees.

7. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

7.1 Zeng shall represent and warrant, as well as procure the Company to represent and warrant, to the U Power that save as Disclosed, each Warranty is true and accurate in all material respects and not misleading as at the date of this Agreement with reference to the facts and circumstances subsisting as at the date of this Agreement.

7.2 The Warranties are qualified by the matter, information and documents Disclosed.

7.3 The Warranties shall be deemed to be repeated by Zeng to U Power and the Company as at Completion as if all references therein to the date of this Agreement were references to the Completion Date where the context requires.

7.4 The Warranties are qualified by reference to the following matters which shall be deemed to have been disclosed to U Power:

(a) all matters, information and documents disclosed or reasonably discoverable during the due diligence exercise of U Power relating to the transactions contemplated hereunder;

(b) all matters and information disclosed or contained in this Agreement;

(c) all matters and information relating to the Company which are matters of public record available for public inspection or which would have been disclosed by a search made or inspection in respect of the Company on or before the entering into of this Agreement, including (but without prejudice to the generality of the foregoing) all documents, resolutions and other matters or information filed at or delivered for registration with the Companies Registry of Hong Kong, the Business Registration Office of Hong Kong, the Registrar of High Court, the District Court of Hong Kong and, the Official Receiver's Office of Hong Kong;

(d) all matters and information which are in the public domain relating to the Company; and

(e) all matters and information contained in, referred to or disclosed in the documents or other information supplied by Zeng or the Company (including Zeng's or the Company's professional advisers or agents) to U Power (including its professional advisers or agents) prior to Completion for the purpose of U Power's due diligence exercise or otherwise.

Zeng will not be liable to U Power in respect of the Warranties to the extent of matters Disclosed.

7.5 (a) Zeng will not be liable under any of the Warranties unless notice of a claim under the Warranties specifying in reasonable detail and, to the extent possible, the event or default to which the claim relates and the nature of the breach and amount claimed has been received by Zeng not later than the expiry of the period of 60 months following the Completion Date.

(b) Any claim in respect of which notice has been given in accordance with Clause 7.5(a) will be deemed to have been irrevocably withdrawn and lapsed if (not having been previously satisfied, settled or withdrawn) proceedings in respect of such claim have not been issued and served on Zeng 1 year after the date of such notice (or, in case of a breach of any of the Warranties which arises by reason of some liability which, at the time of such notice of claim, is contingent only or cannot be quantified, not later than 1 year after the date on which such liability ceases to be contingent or becomes capable of being quantified).

7.6 (a) Zeng shall not be liable for any breach of Warranties:

(i) to the extent that provision or reserve in respect thereof has been made in the Accounts;

(ii) which would not have arisen but for a voluntary act, omission or transaction carried out by, or at the request of, or with the written consent of U Power at any time on U Power's part or which arises from something done or omitted to be done at or with U Power's written request or written consent or an act or omission or a transaction or matter contemplated or required under this Agreement;

(iii) which arises as a result of legislation which comes into force after the Completion Date and is retrospective in effect;

(iv) which arises or is incurred as a result of or as a consequence of any retrospective change in the law, published rules and/or regulations or the interpretation or practice thereof by the Hong Kong Inland Revenue Department or any other relevant authority of Hong Kong or any part of the world coming into force after the Completion Date; or

(v) which arises as a result of a change in accounting policies after Completion.

(b) U Power shall, upon any claim, action, demand or assessment being made or issued against U Power or the Company which could lead to a claim by U Power for breach of Warranties under this Agreement, give notice thereof to Zeng in accordance with Clause 7.5(a).

If Zeng shall pay to U Power any amount by way of compensation or damages for breach of Warranties and U Power or the Company subsequently recovers from a third party any amount relating to such breach, U Power shall forthwith repay to Zeng such amount previously paid by Zeng or so much thereof as does not exceed the amount recovered from the third party.

7.7 The aggregate maximum liability of Zeng in respect of all claims against Zeng in respect of taxation or Warranties and/or pursuant to the Deed of Indemnity or under any other provision in this Agreement or any document or transaction contemplated hereunder (inclusive of all legal and other costs, fees and disbursements (if any)) shall not exceed the amount of Purchase Price actually received by Zeng.

8. CONDUCT OF THE COMPANY'S BUSINESS PENDING COMPLETION

8.1 Save and except transactions conducted in the ordinary course of business of the Company or transactions contemplated in this Agreement, Zeng undertakes with U Power that on and after the date of this Agreement and up to the Completion Date, Zeng shall procure the Company and the director(s) of the Company and the Company shall not do any of the following (save with the prior written consent of U Power or save for transactions contemplated herein or transactions conducted in the ordinary course of business of the Company):-

(a) create, allot or issue or agree to create, allot or issue any shares or other securities out of the capital of the Company or grant or agree to grant any option over or right to acquire any additional shares or other securities of the Company;

(b) pass any resolution the result of which would be the winding up, liquidation or receivership of the Company, or make any composition or arrangement with its creditors;

(c) sell, transfer, lease, license or in any other way dispose of any of the assets, business or undertaking of the Company other than deposits in the bank account(s) of the Company or any interest therein or contract to do so (except for repayment of loans owing by the Company to Zeng);

(d) create or assume any guarantee or indemnity for or otherwise secure the liabilities or obligations of any person;

(e) declare, pay or make any dividend or other distribution out of the profit, reserves or capital of the Company;

(f) create any fixed or floating charge, lien (other than a lien arising by operation of law) or other Encumbrance over the whole or any part of the undertaking, property or assets of the Company;

(g) borrow any further sums of money other than from Zeng; and

(h) enter into any contract or commitment.

8.2 U Power represents and warrants to Zeng as at the date of this Agreement, and shall represent and warrant to Zeng on Completion, that:

(a) U Power is validly existing and is a company duly incorporated under the laws of the Cayman Islands.

(b) U Power has the legal right and full power and authority to enter into this Agreement and any other documents to be executed by it in connection with this Agreement, and to exercise its rights and perform its obligations hereunder and thereunder and each of which, when executed, will be a legal, valid and binding agreement on it and constitutes valid and binding obligations on it and enforceable in accordance with the terms hereunder or thereunder.

(c) U Power has taken all necessary corporate actions, including without limitation passing all relevant resolutions to authorise the entry into and performance of any other documents to be executed by it in connection with this Agreement and such actions remain in full force and effect.

(d) The execution and delivery of, and the performance by U Power of its obligations under this Agreement, and any other documents to be executed by it in connection with this Agreement will not and are not likely to:

(i) result in a breach of the memorandum and articles of association or any other constitutional document of U Power;

(ii) result in a breach of, require any consent under, give any third party a right to terminate, accelerate or modify, or result in the creation or enforcement of any Encumbrance under, any agreement, licence or other instrument to which it is a party; or

(iii) result in a breach of any law or regulation or any judgment, order, decree or directive of any court, governmental agency or regulatory body to which U Power is a party or by which it and/or any of its assets is bound.

9. MISCELLANEOUS

9.1 Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at his/its address or fax number set out below:

To Zeng : To Zeng's Solicitors

Fax: (852) (852) 60704233

Email: 60704233@163.com

To U Power: To U Power's Solicitors

Fax: (852) 2810 6682

Email: celia.chan@chakandassociates.com

To the Company : To the address of the Company's registered office

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if delivered by letter, when actually delivered to the relevant address; (b) if given or made by fax, when dispatched; and (c) if sent by post, 2 days after posting.

9.2 No delay or failure by a Party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that Party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the Party against whom that waiver is claimed.

9.3 This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

9.4 This Agreement constitutes the whole agreement between the Parties relating to the transactions hereby contemplated and supersedes all and any previous negotiations, representations, understanding, agreements and arrangements between the Parties (including but not limited to the Provisional Agreement). No amendment to this Agreement will be effective unless it is in writing and signed by Zeng and U Power. No consent or approval to be given pursuant to this Agreement will be effective unless it is in writing and signed by the relevant Party.

9.5 Should any provision of this Agreement be declared null and void by any competent government agency or court, this shall not affect the other provisions of this Agreement which are capable of severance and which shall continue unaffected.

9.6 All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed.

10. SUCCESSORS AND ASSIGNS

10.1 This Agreement shall be binding upon each Party's successors and permitted assigns.

10.2 Each Party may not assign any of his/its/her rights and/or obligations hereunder to any other Party without the prior written consent of Zeng and U Power.

11. TIME OF THE ESSENCE

Time shall be of the essence as regards any time, date or period mentioned in this Agreement and any time, date or period substituted for the same by agreement of the parties or otherwise.

12. POSTPONEMENT OF COMPLETION DATE

12.1 If on the Completion Date, typhoon signal no.8 or above or the black rainstorm signal is hoisted in Hong Kong at any time between 9:00 a.m. and 1:00 p.m., the completion date for the sale and purchase contemplated herein shall automatically be postponed to the next Business Day or such next

succeeding Business Day which is not a Saturday, Sunday or Public holiday and on which no typhoon signal no.8 or above or the black rainstorm signal is hoisted as aforesaid (as the case may be).

13. COSTS

13.1 Save as expressly provided herein, each Party shall bear his/its/her own legal, accountancy and other costs and expenses incurred in connection with this Agreement and the sale and purchase contemplated hereunder.

14. THIRD PARTIES' RIGHTS

14.1 Notwithstanding any other provisions of this Agreement, a person who is not a party to this Agreement shall not have any right under the Contracts (Right of Third Parties) Ordinance (Cap.623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any provisions of this Agreement and this Agreement may be varied from time to time or rescinded or cancelled without the consent of any third party who is not a party to this Agreement. This provision does not affect any right or remedy of such third party which exists or is available apart from that Ordinance.

15. GOVERNING LAW AND JURISDICTION

15.1 This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

15.2 The Parties irrevocably agree that the courts of Hong Kong shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement and for such purpose irrevocably submit to the non-exclusive jurisdiction of such courts.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

SIGNED by)
ZENG LINGZHI (曾玲芝))
)
in the presence of :-)
)

SIGNED by Li Jia)
its authorized director)
for and on behalf of)
U POWER LIMITED)
)
in the presence of :-

SCHEDULE 1

PART A

CORPORATE INFORMATION OF THE COMPANY

Business Registration Number	:	59719377
Date of Incorporation	:	26 April 2012
Place of Incorporation	:	Hong Kong
Registered Office	:	Unit 616, 6/F, Kam Teem Industrial Building, 135 Connaught Road West, Sai Wan, Hong Kong
Paid Up Share Capital	:	HK$10,000
Number of Issued Shares	:	10,000 ordinary shares
Existing Shareholders and Number of Shares Held	:	Name of Shareholder: ZENG LINGZHI (曾玲芝) — Number of Shares Held: 10,000
Director	:	ZENG LINGZHI (曾玲芝)
Secretary	:	DAVID OWNG

Part B

CORPORATE INFORMATION OF U POWER

Company Number	:	SG-377534
Date of Incorporation	:	June 24, 2021
Place of Incorporation	:	the Cayman Islands
Registered Office	:	the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106
Paid Up Share Capital	:	US$50,000
Number of Issued Shares	:	500,000,000,000
Existing Shareholders and Number of Shares Held	:	Name of Shareholder Number of Shares Held
Directors	:	Li Jia
Secretary	:	YANG TING（杨婷）

SCHEDULE 2

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

1. The Audited Accounts will be prepared in accordance with generally accepted accounting principles and practice in Hong Kong and show a true and fair view of the state of affairs of the Company for the relevant periods.

2. The Company is the sole legal and beneficial owner of the IP Technology which is free from any right of claim by any third-party including claims of infringement of any intellectual property rights and unencumbered by any third party's title or other property rights including any liens or security interests.

3. The Company has been duly incorporated and is validly existing under the laws of Hong Kong and has full power, authority and legal right to own its assets and carry on its business and is not in receivership or liquidation, it has not taken any step to enter liquidation and no petition has been presented for winding up the Company. The corporate information of the Company set out in Schedule 1 is true and accurate in all material respects.

4. Zeng has full power to enter into this Agreement and to exercise her rights and perform her obligations hereunder and this Agreement shall, when executed, be a legal, valid and binding agreement on her and enforceable in accordance with the terms hereof and will not conflict with or constitute a default or violation of any agreement or instruction to which Zeng and/or the Company is a party.

5. The Company has no, and never has had, any subsidiary or interest in any other company or entity and the Company has never been a director or other officer of any other company.

6. The Register of Members, Register of Directors, Register of Company Secretaries and Register of Significant Controllers are up to date and contain true, full and accurate records of all matters in material respects required to be dealt with therein.

7. So far as Zeng is aware, the Company has always been in compliance in material respects with the supply of its relevant records and document to any competent authority as required by the current legislation, rule and regulation and there is no violation of any law or any rule or regulation of any governmental body affecting the Company in material respects.

8. So far as Zeng is aware, there is no outstanding borrowing or indebtedness in the nature of borrowing or other credit facility or liability (whether actual or contingent) by the Company.

9. The Company has 10 employees since its date of incorporation.

10. The Company has given no power of attorney and no other authority express, implied or ostensible which is still outstanding or effective to any person to enter into any contract or commitment or to do anything on its behalf.

11. The Company has no material capital commitment.

12. So far as Zeng is aware, the Company is not a party to any litigation or arbitration proceedings before any statutory, regulatory or governmental body and no litigation or arbitration proceedings are threatened or pending either by or against the Company and there are no unfulfilled or unsatisfied judgment or court orders against the Company.

13. The Company has engaged in the research and development of battery swapping technology and has achieved certain results.

14. All Taxation for which the Company is liable and which has fallen due for payment has been duly paid (insofar as such Taxation ought to have been paid) or has been fully provided for in the Accounts.

15. So far as Zeng is aware, the Company is not in dispute with the relevant Taxation authorities (including, without limitation, the Inland Revenue Department and Customs and Excise Department) in Hong Kong as regards its liability for Taxation in material respects.

16. So far as Zeng is aware, the Company has not committed any breach of all the legislation and statutory requirements including those under the Companies Ordinance (Cap.622 of the Laws of Hong Kong).

17. All matters disclosed in this Agreement, all information and/or documents given by or on behalf of Zeng to U Power or its authorized representatives, U Power's Solicitors or U Power's accountants or financial adviser, pursuant to, in connection with, or otherwise contained in this Agreement are true, complete and accurate in all respects.

SCHEDULE 3

FORM OF DEED OF INDEMNITY

THIS DEED is made on the 6th day of February, 2024 between:

(1) **MATSON (HONGKONG) INDUSTRY CO., LIMITED (美森實業(香港)有限公司)**, a private company incorporated under the laws of Hong Kong (Business Registration No.: 59719377) whose registered office is situated at Unit 616, 6/F, Kam Teem Industrial Building, 135 Connaught Road West, Sai Wan, Hong Kong **("the Company")** and **ZENG LINGZHI (曾玲芝)** (holder of People's Republic of China Resident Identity Card No. 430122198601191827) of Room 301B, No. 49, Lane 1200, Quxi Road, Huangpu District, Shanghai ("**Zeng**")(collectively referred as "**Indemnifier**"); and

(2) U **Power Limited** (Company No. SG-377534), a limited company incorporated under the laws of the Cayman Islands, whose registered office address is situated at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106 (referred as the "**Indemnified Party**" or "**U Power**").

RECITALS

A. Zeng is the director and legal and beneficial owner of the entire issued share capitals of the Company.

B. Zeng agrees to procure the Company to issue and allot 3,560 ordinary shares to the Indemnified Party, representing 26.25% of its entire issued share capital, in consideration of 30,000,000 ordinary shares to be issued and allotted by the Indemnified Party to Zeng ("**Share Exchange**").

C. In reliance on the representations and warranties (whether orally or in writing) made by the Indemnifier that the Company has not incurred any kinds of debts liabilities and are in good standing in all aspects (both legally and financially), U Power agrees to proceed to the completion of the Share Exchange pursuant to the share exchange agreement entered into by the parties hereto ("**Completion**").

D. The Indemnifier has agreed to execute this deed of indemnity in favor of the Indemnified Party, and to indemnify the Indemnified Party in respect of all liabilities incurred prior to the Completion or in connection with the Share Exchange upon the terms set out in this Deed.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Deed, the following definitions apply unless the context requires otherwise:

"Action" means any proceeding including but not limited to criminal and civil brought against the Indemnified Party or the Company which give rise or could give rise to a claim by the Indemnified Party for indemnification under Clause 2.1.

"***Deed***" means this deed of indemnity.

"Hong Kong" means Hong Kong Special Administrative Region.

"Liability" means all costs, charges, debts, losses, damages, expenses, penalties and liabilities of any kinds and legal costs incurred in defending any legal proceeding or appearing before any court, tribunal, government department, body or agency or other body.

"Tax" includes any tax, levy, impost, deduction, charge, rate, duty, or withholding which is levied or imposed by a competent government or government department, body or agency, and any related interest, penalty, charge, fee or other amount.

1.2 Interpretation

In interpreting this Deed, headings are for convenience only and do not affect its interpretation. The following rules apply unless the context requires otherwise:

(a) The singular includes the plural and conversely.
(b) A reference to a party to this Deed or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).
(c) A reference to conduct includes, without limitation, an omission, statement or undertaking, whether or not in writing.
(d) A reference to a person includes a natural person, a company, an unincorporated body or other legal entity and conversely.

2. INDEMNITY

2.1 Indemnity of Indemnified Party

The Indemnifier unconditionally and irrevocably indemnifies and keep indemnified the Indemnified Party to the fullest permissible extent against any Liability suffered or incurred by the Indemnified Party (whether in respect of any Action or otherwise) in and/or arising out of the conduct of or the discharge of the duties to be responsible by Zeng as the beneficial owner of the Company prior to the Completion including but not limited to any Liability arising from any money or debt due to any third party or any Tax resulting from dividend, income, capital gain, transfer or sale of the shares and any prior contingent liability, unless such Liability has made known to the Indemnified Party upon reasonable inspection of the books and records of the Company prior to the date of Completion.

2.2 Expenses

It is not necessary for the Indemnified Party to incur any expense or to make any payment before enforcing the indemnity under this Deed.

3. NATURE OF INDEMNITY

3.1 Unconditional nature of obligation

Neither this Deed nor the obligations of the Indemnifier under this Deed will be affected by anything which, but for this provision, might operate to release, prejudicially affect or discharge the Indemnifier or in any way relieve the Indemnifier from any obligation including, without limitation to:

(a) the grant to any person of any time, waiver or other indulgence, or the discharge or release of any person;
(b) any transaction or arrangement that may take place between the Indemnified Party and any person;
(c) the insolvency, bankruptcy, winding-up or liquidation of the Company or the Indemnifier or any other person;
(d) the Indemnified Party or the Company or the Indemnifier becoming a party to or bound by any compromise, assignment of property or composition of debts;

(e) the Indemnified Party ceasing to hold part of or all of the shares in the Company as an ultimate beneficial owner; or
(f) any legal limitation, disability, incapacity or other circumstance relating to any person;

whether with or without the consent or knowledge of the Indemnifier. None of the above paragraphs limits the generality of any other.

3.2 Continuing Indemnity

The indemnity provided under this Deed:
(a) is an unlimited and continuing indemnity;
(b) constitutes a separate principal obligation of the Indemnifier (and is not accessory to any other obligation);
(c) is irrevocable and shall not terminate for any reason whatsoever except with the written agreement of the parties hereto;
(d) continually indemnifies the Indemnified Party regardless of whether the Indemnified Party still holds any shares in the Company as an ultimate beneficial owner; and
(e) will not be taken to be wholly or partially discharged by the payment at any time of any amount payable under this Deed in respect of the indemnity or by any settlement of account or other matter or thing.

4. PAYMENTS
On demand from time to time by the Indemnified Party, the Indemnifier shall pay the amount payable under this Deed.

5. SEVERABILITY OF PROVISIONS
Any provision of this Deed which is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

6. ASSIGNMENT
The rights and obligations of each party under this Deed are personal and cannot be assigned, encumbered or otherwise dealt with.

7. FURTHER ASSURANCES
Each party shall take all steps, execute all documents and do everything reasonably required by the other party to give effect to any of the transactions contemplated by this Deed.

8. GOVERNING LAW AND JURISDICTION
This Deed shall be governed by and interpreted in accordance with the laws of Hong Kong. The parties hereby submit to the exclusive jurisdiction of the courts of Hong Kong with respect to this Deed and the performance thereof.

EXECUTED by the parties hereto as a deed on the date first stated above.

SEALED with Common Seal of)
MATSON (HONGKONG) INDUSTRY CO., LIMITED)
and signed by)
ZENG LINGZHI (曾玲芝))
its director)
for and on behalf of)
MATSON (HONGKONG) INDUSTRY CO., LIMITED)
as Indemnifier)
in the presence of:-)

SIGNED, SEALED AND DELIVERED BY)
ZENG LINGZHI (曾玲芝))
as Indemnifier)
in the presence of:-)

SEALED with Common Seal of)
U POWER LIMITED)
and signed by Li Jia)
its director)
for and on behalf of)
U POWER LIMITED)
as Indemnified Party)
in the presence of:-)

ANNEX 1

INTELLECTUAL PROPERTY OWNERSHIP OF THE COMPANY

NO.	Title of a cause	State
1	A new energy vehicle with integrated electrical connector and applicable battery swapping system	In the application
2	A new energy vehicle with fast electrical connector and applicable battery swapping system	In the application
3	An battery swapping system for passenger car and the relevant car which implemented with this system.	In the application
4	A small size and fully automatic electrical swapping station suitable for passenger vehicle	In the application
5	A suitable fire fighting system swapping station	In the application